ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209


             CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ALLBRITTON
               COMMUNICATIONS COMPANY FOR PORTIONS OF THIS LETTER
                    IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


May 7, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Form 10-Q for the Quarter Ended December 31, 2008
         File No. 333-02302

Dear Mr. Spirgel:

         This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Stephen P. Gibson, dated April 23, 2009. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following. Pursuant to 17 C.F.R. ss. 200.83, we are requesting confidential treatment for Exhibit A which is provided in connection with our response to Comment 3 below.

Form 10-K for the Year Ended September 30, 2008

Liquidity and Capital Resources, page 39

1. We note your response to prior comment 1. In regards to the Senior Subordinated Notes, please also disclose and describe the terms of restrictive covenants as specified in the agreement that would lead to the limitations explained in the MD&A and footnote.

         With respect to the incurrence covenants and limitations under our borrowing agreements as referred to in the MD&A of our recent filings with the Securities and Exchange Commission (the "SEC"), our senior credit facility currently contains our most restrictive covenants and limitations. We will add clarifying disclosures to that effect in future filings beginning with our Form 10-Q for the quarter ended March 31, 2009, including the items discussed below. Because of the more restrictive limitations under our senior credit facility, we do not believe that additional language related to limitations under our senior subordinated notes provides meaningful disclosure to the users of our financial statements.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 2


         In addition, we will be adding specific disclosure that, under the senior credit facility, the total leverage ratio must not exceed 6.75 in order for cash dividends or advances to be made, such advances are currently restricted, and no such advances were made during the quarter ended March 31, 2009. We will further disclose that as of March 31, 2009, our borrowing capacity under the senior credit facility was limited by the total maximum leverage ratio covenant to $61,582,000. These disclosures are in addition to the expanded disclosure that we agreed to provide in our letter dated April 3, 2009.


Note 4 - Intangible Assets, page F-12

2. We note in your response to comment 3 that you will perform an interim impairment test of certain FCC licenses which you have determined may be impaired. In light of the significance of the FCC licenses balance, provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy and assumptions you have made when testing for impairment. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your FCC licenses. Specifically, we believe you should provide the following information:

         o Provide a more detailed description of the steps you perform to review your FCC licenses for recoverability.
         o Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose as a minimum:
                1) the discount rates for each unit of accounting and how those discount rates were determined,
                2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
                3)  your consideration of any market risk premiums.
         o Lastly, describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, explain to readers how the assumptions in your most recent test were impacted by the current economic environment and advise us.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 3


         We will include the following language in our Form 10-Q for the quarter ended March 31, 2009. The impairment calculation is still under review, however, so the language and data may change upon finalization. We confirm that we have not made any changes to our methodology used to evaluate impairment of broadcast licenses during the last three years.

         Our indefinite lived intangible assets, consisting of broadcast licenses, are subject to impairment tests annually on September 30 as well as on an interim basis whenever events indicate that an impairment may exist. During the quarter ended March 31, 2009, events occurred which indicated that an impairment of certain broadcast licenses may exist. The events included the decline in the overall economy, forecasts for negative industry-wide advertising growth in 2009, and reduced revenue projections and related cost reduction measures within the Company. Thus, such broadcast licenses were tested for impairment as of March 31, 2009. The tests indicated that four broadcast licenses were impaired. As a result, we recorded a non-cash impairment charge of $27,700,000 during the quarter ended March 31, 2009.

         We use an income approach to determine the fair value of our broadcast licenses on a station-by-station basis. Any excess of carrying value over fair value represents the amount of impairment. The income approach assumes an initial hypothetical start-up operation, maturing into an average performing independent or non-affiliated station in a specific television market and giving consideration to other relevant factors such as the number of competing stations within that market. The net cash flows of this hypothetical average market participant are projected from the first year start-up to perpetuity and then discounted back to net present value. The calculated valuation is compared to market transactions in order to confirm the results of the income approach.

         The following key valuation assumptions were made for an average market participant in our specific markets as of March 31, 2009: (a) a pre-tax discount rate of 13.5%; (b) compound annual market revenue growth rates ranging from 1.1% - 2.5%; and (c) operating profit margins, excluding depreciation and amortization, after the hypothetical start-up period ranging from 25.4% - 26.3%. The discount rate represents the current weighted average cost of capital that would be expected in our industry for an average market participant, taking into account the typical split between debt and equity financing within our industry, the rate of return required by investors for an investment with similar risk as well as market risk premiums. The compound annual market revenue growth rates are based on our historical experience within the respective market as well as market-specific and industry-wide future projections. The operating profit margins, excluding depreciation and amortization, are determined based on margins achieved by average market participants in similar markets with similar competitive environments.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 4


         The valuation declines at March 31, 2009 and resulting impairment were primarily due to significantly reduced 2009 television market revenues as well as lower compound annual market revenue growth rates, particularly in the first few years of the projection, versus prior estimates. Additionally, the discount rate has increased, reflecting the current difficulties in the credit markets. These changes are all due to the current economic downturn and credit crisis, which has adversely affected advertising revenues and station valuations, particularly for independent or non-affiliated stations.


3. We note the reasons provided in your response to comment 4 that form the basis for your conclusion that all eight of your operating segments satisfy all of the conditions necessary for reporting as a single segment; however, we continue to question whether the aggregation of your operating segments is consistent with the objective and basic principles of Statement 131. In light of your acknowledgement that the profitability of your individual operating segments varies, and operating income and operating income margin vary disproportionately to changes in revenue, it is unclear how it is reasonable for you to conclude your operating segments have similar economic characteristics. We do not believe the similarities of the businesses that you have identified, or management's long-term expectations for each operating segment or similarities in how they are managed, form a sufficient basis to reasonably support such a conclusion. Provide us a sufficiently detailed five year comparative analysis of the operating income margins earned by each of your operating segments, a five year comparative analysis showing annual percentage changes in operating income margins earned by each of your operating segments, and a five year comparative analysis showing annual changes in revenues for each of your operating segments. Also, please provide us a copy of the standard reporting package provided to your CODM for your most recent fiscal year and interim period.

         We continue to believe that aggregation of our eight operating segments into one reportable segment is consistent with the requirements of SFAS
         131. Paragraph 17 of SFAS 131 permits aggregation of operating segments if:
           1. aggregation is consistent with the objective and basic principles of SFAS 131;
           2.  the operating segments have similar economic characteristics;
               and,
           3. the operating segments are similar in each of the following areas:
                o the nature and type of products and services;
                o the nature of production processes;
                o the type or class of customer for their products and services;
                o the methods used to distribute their products or provide their services; and,
                o the nature of the regulatory environment, if applicable.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 5


         Aggregation of our operating segments is consistent with the objective and basic principles of SFAS 131. Paragraph 3 of SFAS 131 states that the objective of segment reporting is "to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements: (a) better understand the enterprise's performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the enterprise as a whole." Each of our operating segments is engaged in the same types of business activities in which they gather and distribute news and entertainment content across multiple platforms and generate revenues primarily in the form of advertising. Because of the similarity of our operating segments and because of the way in which we manage our Company, we strongly believe that disaggregating our single reportable segment would not enhance the ability of the users of our financial statements to better understand our performance, assess our prospects for future cash flows or make more informed judgments about our Company as a whole.

         We believe that our operating results are indicative of the group-wide basis in which we manage the Company. Significant contracts are negotiated on a group-wide basis. Most significant vendor relationships are managed on a group-wide basis. The sales function, capital expenditures and human resources are managed on a group-wide basis. If we separately reported certain components of our business, such components would not be reflective of operating results for those components as if they were unique operations which had been managed independently. We do not feel that such a presentation helps the users of our financial statements. In fact, because certain shared services and group-wide contracts are not fully allocated among the operating segments, separate reporting of certain components of our business could potentially be misleading to the readers of our financial statements. Because our operating segments aren't managed for individual results, our primary focus is on the consolidated results. We believe that our single reportable segment is indicative of the management approach as outlined in SFAS 131 and that the most useful information to present to the readers of the financial statements is the information which is reflective of management's approach to operating the Company.

         Our eight operating segments have similar economic characteristics. Included as Exhibit A to this response is a table presenting the operating income margins and the percentage change in operating income margins and revenues for each of our operating segments over each of the past five fiscal years. While we have provided you with the information which you requested, we do not believe that this information is helpful in assessing the similarities of our operating segments. We do not consider operating income or any other calculation of profitability at the operating segment level to be the primary indicator of similar economic characteristics for our business. The FASB staff clarified in FASB Q&A 131, question 8, that the reference to long-term average gross margins was used only as an example and that the evaluation of similar economic characteristics is a matter

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 6


         of judgment that depends on specific facts and circumstances. As discussed in our letter dated April 3, 2009, the profitability of our individual operating segments varies for a number of reasons, including the size of the audience reached by each segment, the number and quality of competitors for the same audience, the local economy, whether an operating segment leases or owns its primary facilities and the performance of the management and sales teams in place. We do not believe, for example, that an operating segment which rents its primary facility and thus has higher operating expenses and a lower operating income margin should be separately reported from an operating segment that is identical in every way except for the fact that it owns its primary facility. Accordingly, we consider long-term average trends in revenues and operating expenses (exclusive of depreciation and amortization) to be more reflective of the similar economic characteristics of our operating segments. While revenue and operating expense trends may fluctuate between operating segments over the short-term, the long-term revenue and operating expense trends are consistent across the operating segments, and we expect them to remain consistent over the long-term future horizon.

         In addition to consistent long-term revenue and operating expense trends, each of our operating segments is subject to the same competitive, operating and financial risks. Each is dependent on advertising revenue, which in turn is dependent upon the economy, the size of the audience receiving our content, the quality and popularity of our content, the alternative news and entertainment content available, and our ability to differentiate our brand of content to both viewers and advertisers. Each operating segment utilizes the same systems and has the same organizational structure and chart of accounts. Many sales initiatives as well as the overall sales function are managed on a consolidated basis due to the similarity of the sales process, the product and the customers. These factors further support our belief that our operating segments have similar economic characteristics.

         Each of our operating segments is similar with respect to products/services, nature of production processes, type or class of customer, methods of distribution and regulatory environment. Each operation is in the business of gathering and distributing news and entertainment content across multiple platforms, and revenue for each operation is substantially dependent upon advertising. The customers for each operating segment consist of media advertisers, many of whom purchase advertising across multiple operating segments. Distribution of content occurs across multiple platforms including audio/video, print and internet within each operating segment. Oversight of media industry operations and ownership is controlled by the Federal Communications Commission.

         Also included in Exhibit A to this response are copies of our standard monthly reporting package for the periods ended March 31, 2009 and September 30, 2008 as you requested. These standard packages are generated monthly and distributed to all Company officers

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 7


         who utilize financial data. The package is intended to encompass the varied needs of all recipients. Our CODM makes decisions involving the allocation of resources and assessment of performance on a consolidated basis due to the similarities of our operating segments and the organizational structure of our Company. In making operational decisions and assessing performance, our CODM primarily utilizes the metric of consolidated operating profit, as calculated for internal purposes only. This measure of performance is calculated as operating income per GAAP plus corporate expenses, depreciation and amortization. Note that this is the key measure of performance for internal reporting purposes, such as in our standard monthly reporting package. Our CODM makes decisions based on projected consolidated operating profit, as calculated for internal purposes only, as compared to the budget, the most recent actual results and the actual results during the prior year. Additionally, he relies on information and recommendations from our functional officers. As discussed in our letter of April 3, 2009, certain officers who report to the CODM are responsible for functional areas across all of the operating segments, including sales, finance, engineering and human resources (the "functional officers"). While the CODM makes decisions regarding the allocation of resources on a consolidated basis, these officers allocate resources and assess performance at the operating segment level of operations for their respective areas of responsibility. For example, most of the Company's significant contracts for capital expenditures, programming and services are negotiated by the CODM and/or the functional officers on a group-wide basis. The functional officers are responsible for determining the financial impact on each operating unit. While the CODM is involved in the overall negotiations and decisions, he does not get involved with the allocation of the related costs to the operating segments or the resulting impact of such costs on the individual profitability of the respective operating segments. With respect to capital expenditures, when new assets are acquired and allocated to an individual operating segment, the assets being replaced are often relocated to another operating segment in order to maximize their useful lives. This determination of which operating segments will receive new fixed assets and which operating segments will best benefit from the assets being replaced is performed by the functional officers. Our CODM's management style is to make decisions based on regular meetings with the functional officers, both individually and in groups, to discuss their areas of responsibility on a Company-wide basis. Rather than making decisions based on a paper reporting package, he makes decisions based on dynamic, interactive meetings and discussions regarding the operations of the Company as they relate to our overall expectations for consolidated operating profit, as calculated for internal purposes.

         Finally, we believe that our application of the provisions of SFAS 131 to our Company is consistent with that of other companies in our industry. We reviewed SEC filings made by a large number of companies within our industry, and we found that their presentation of reportable segments was similar to ours. Specifically, we noted a number of peer companies with a single reportable segment and disclosures that their operating segments

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 7, 2009
Page 8


         meet the requirements for aggregation in accordance with SFAS 131. We did not find a single filing in which television stations were disaggregated for financial reporting purposes. While we do not believe that industry practice alone justifies our aggregation of operating segments, we do feel that the common application of the provisions of SFAS 131 across the industry is further evidence of the similarities of the operating segments and the similarities in the way in which such operating segments are managed.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc: Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission

Enclosure:  Exhibit A**

**Exhibit A has been omitted pursuant to a request for confidential treatment and has been furnished separately to the SEC.